Exhibit 99.1

RNS Number: 3893J

Wolseley PLC

25 September 2006

Wolseley plc

Preliminary Results for the Year Ended 31 July 2006

Wolseley plc announces another record year,

achieving a decade of continuous growth

Summary of Results

Financial highlights					Change

	Year to 31 July 2006 £m		Year to 31 July 2005 £m		Reported %	In constant currency %

Group revenue	14,158		11,256		25.8	22.8

Group trading profit(1)	882		708		24.7	21.6
Group operating profit	834		702		18.8	15.9

Group profit before tax, before amortisation of acquired intangibles	817		671		21.8	19.3
Group profit before tax	769		665		15.6	13.3

Earnings per share, before amortisation of acquired intangibles	98.90	p	82.60	p	19.7	17.4
Basic earnings per share	90.77	p	81.61	p	11.2	9.1

Total dividend per share	29.40	p	26.40	p	11.4	11.4

•	Group revenue up 25.8%, including organic growth of 10.9%
•	Significant increase in Group profits:
o	Trading profit up 24.7%
o	Profit before tax and before amortisation of acquired intangibles up 21.8%
•	Cash flow from operations up 11.1% from £765 million to £850 million
•	Strong financial position with gearing(2) of 75.2% (2005: 50.8%) and interest cover(3) of 14 times (2005: 23 times), before the acquisition of the DT Group
•	Return on gross capital employed (ROGCE(4)) at 18.8% (2005: 19.1%), well ahead of the Group’s weighted average cost of capital and demonstrating continuing significant shareholder value creation
•	Increase in dividend of 11.4% for the full year to 29.40 pence per share reflecting the Board’s confidence in the future prospects of the Group

Operating highlights

•	Tenth consecutive year of record results achieved, while continuing with significant investment in the business to position the Group for further growth.
•

Increased diversity as the Group has expanded its activities in the distribution of electrical products, insulation materials and tool hire in the UK, achieved an entry into the Belgian market and increased its presence in installed services in the USA.

•

North American revenues up 36.1% and trading profit up 41.5%. Ferguson achieved strong organic revenue growth of 24.3% and increased trading margin to 7%. Stock Building Supply’s (“Stock”) improved market focus and business mix helped trading margin rise significantly from 5.9% to 6.5%.

•

European revenues up 11.1% and trading profit up 2.9%, reflecting acquisitions offset by the more difficult market environment in Austria and restructuring of Brossette in France. Revenues in Wolseley UK were up 14.4%, including 2.1% organic growth.

•	Market outperformance by all of the Group’s principal businesses except Brossette, which is continuing to restructure to accelerate future growth.
•	Record acquisition investment of £914 million for 53 completed acquisitions which are expected to add £1,418 million of revenues in a full year.
•

Acquisition of DT Group, announced on 24 July 2006, is expected to complete today. This £1.35 billion acquisition of the leading Nordic distributor of building materials with revenues of £1.7 billion in the year to 30 June 2006, diversifies the Group into three new countries.

Outlook

•

Although the economic background in the USA is uncertain, the repairs, maintenance and improvement (“RMI”) and industrial and commercial markets should continue to grow and more than outweigh the softening in the new residential market. The outlook for Stock will be more challenging but the diversity of the Group’s US operations should enable them to outperform the market and make good progress overall.

•	In Canada, the overall environment is expected to remain positive.
•	The UK market is expected to continue to show a gradual improvement with Wolseley UK also benefiting from recent acquisitions, product expansion and enhanced supply chain efficiency.
•	In France, growth in the RMI market is likely to remain modest; both Brossette and PBM are expected to show sound progress.
•

The Nordic region is expected to remain positive and whilst the majority of markets in the rest of continental Europe are likely to remain broadly flat, Wolseley’s operations are expected to show growth relative to their respective markets.

•

There are a number of business improvement initiatives in place that should improve performance. The Group will continue to aim for, on average, double-digit sales and profit improvements through a combination of organic growth and acquisitions.

•	The 10% placing of new ordinary shares, announced today, will enable the Group to continue to pursue its growth strategy and its programme of bolt-on acquisitions.
•	The Board expects another year of good progress benefiting from its geographic, product and customer diversity.

Chip Hornsby, Wolseley plc Group Chief Executive said:

“Achieving a decade of continuous growth is a fantastic achievement by the Wolseley Group and reflects the benefits of our customer, product and geographic diversity. More importantly, the fragmented nature of the construction materials distribution market in Europe and North America gives us confidence that we can look forward to many more years of substantial growth. Although the slowing US housing market may bring us challenges next year, we will continue to pursue our double-digit growth targets through a combination of organic and acquisitive growth, utilising our competitive advantages of our scale, people, supply chain and reaping the rewards of our commitment to delivering customer solutions.”

SUMMARY OF RESULTS

As at, and for the year ended 31 July

	2006	2005	Change

Revenue	£14,158m	£11,256m	+25.8%

Operating profit
– before amortisation of acquired intangibles – amortisation of acquired intangibles	£882m £(48)m	£708m £(6)m	+24.7%

Operating profit	£834m	£702m	+18.8%
Net finance costs	£(65)m	£(37)m

Profit before tax
– before amortisation of acquired intangibles – amortisation of acquired intangibles	£817m £(48)m	£671m £(6)m	+21.8%

Profit before tax	£769m	£665m	+15.6%

Earnings per share
– before amortisation of acquired intangibles – amortisation of acquired intangibles	98.90p (8.13)p	82.60p (0.99)p	+19.7%

Basic earnings per share	90.77p	81.61p	+11.2%

Dividend per share	29.40p	26.40p	+11.4%

Net debt	£1,950m	£1,171m

Gearing	75.2%	50.8%

Interest cover (times)	14x	23x

Operating cash flow	£850m	£765m

(1) Trading profit, a term used throughout this announcement, is defined as operating profit before the amortisation of acquired intangibles. Trading margin is the ratio of trading profit to revenues expressed as a percentage. Organic change is the total increase or decrease in the year adjusted for the impact of exchange rates, new acquisitions in 2006 and the incremental impact of acquisitions in 2005.

(2) Gearing ratio is the ratio of net debt, excluding construction loan borrowings, to shareholders’ funds.

(3) Interest cover is trading profit divided by net finance costs, excluding net pension related finance costs.

(4) Return on gross capital employed is the ratio of trading profit (before loss on disposal of operations and goodwill) to the aggregate of average shareholders’ funds, minority interests, net debt and cumulative goodwill written off.

ENQUIRIES:

Investors/Analysts:

Guy Stainer	+44 (0)118 929 8744
Head of Investor Relations	+44 (0)7739 778 187

John English	+1 513 771-9000
Director of Investor Relations, North America	+1 513 328-4900

Press:

Penny Studholme	+44 (0)118 929 8886
Director of Corporate Communications	+44 (0)7860 553 834

Brunswick	+44 (0)20 7404 5959
Andrew Fenwick
Nina Coad

An interview with Chip Hornsby, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 on www.wolseley.com and www.cantos.com

There will be an analyst and investor meeting at 0930 at UBS Presentation Suite, 1 Finsbury Avenue, London EC2M 2PP. A live audio cast and slide presentation of this event will be available at 0930 on www.wolseley.com.

There will also be a conference call at 1500 (UK time):
UK/European dial-in number:	+ 44 (0)20 7162 0125
US dial-in number:	+ 1 334 323 6203

The call will be recorded and available for playback until 9 October 2006 on the following numbers:

UK/European replay dial-in number:	+4420 7031 4064	Passcode:	717312
UK-only free phone number:	0800 358 1860	Passcode:	717312
North American free phone number:	+1 888 365 0240	Passcode:	717312

NEWS RELEASE

25 September 2006

Wolseley plc

Preliminary Results for the Year Ended 31 July 2006

Wolseley plc announces another record year, achieving a decade of continuous growth

Announcement of Preliminary Results

Wolseley, the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials and services, is pleased to announce its tenth consecutive year of record results. These results reflect strong organic growth in North America where additional benefits were obtained from a significant increase in copper prices, partially offset by a decrease in lumber prices in the latter part of the year. There was also an incremental contribution from acquisitions in both North America and Europe. They have been achieved whilst the Group continues to invest in people, facilities and technology to secure future growth.

Wolseley’s US plumbing and heating business, Ferguson, performed very strongly, achieving revenue growth of 35.1%, of which 24.3% was organic, and trading profit growth, including acquisitions, of 40.4%. Stock Building Supply (“Stock”), Wolseley’s US building materials business, achieved growth in revenue, including acquisitions, of 27.4% and trading profit growth of 40.6%. The Group’s businesses in the UK, Ireland, Canada, The Netherlands, Italy, Switzerland and PBM in France also performed well in their respective markets, although Brossette in France recorded lower profits as a result of its continuing restructuring.

Group revenue increased by 25.8% from £11,256 million to £14,158 million. Trading profit rose by 24.7% from £708 million to £882 million. After deducting amortisation of acquired intangibles of £48 million (2005: £6 million), operating profit increased by 18.8% from £702 million to £834 million.

On a constant currency basis, Group revenue increased by 22.8% and trading profit by 21.6% compared to the previous year. Currency translation increased Group revenue by £274 million (2.4%) and Group trading profit by £18 million (2.5%). The Group’s trading margin fell slightly from 6.3% to 6.2%.

Reported profit before tax and amortisation of acquired intangibles increased by 21.8% from £671 million to £817 million. Profit before tax and after amortisation of acquired intangibles, increased by 15.6% from £665 million to £769 million. Net finance costs of £65 million (2005: £37 million) reflect the increase in acquisition spend and higher interest rates, partly offset by stronger operating cash flow. Interest cover was 14 times (2005: 23 times). Earnings per share before amortisation of acquired intangibles increased 19.7%, from 82.60 pence to 98.90 pence. Basic earnings per share were up 11.2%, from 81.61 pence to 90.77 pence.

North America

Wolseley’s North American division performed strongly with significant rises in revenue and profits, maintaining its position as the leading distributor of construction products to the professional contractor market in North America.

Reported revenue of the division was up 36.1% from £6,619 million to £9,008 million, reflecting organic growth of 16.4%, net gains from price fluctuations in commodities, acquisitions and the beneficial impact of currency translation. Trading profit, in sterling, increased by 41.5% from £426 million to £603 million, after an increase of £10 million in North American central costs, reflecting the creation of the new North American management structure with effect from 1 August 2005.

Currency translation increased divisional revenue by £274 million (4.1%) and trading profit by £18 million (4.2%). There was a net increase of 363 branches in North America to 1,797 (2005:1,434).

US Plumbing and Heating

Ferguson produced another outstanding performance generating strong organic growth from its focus on selected markets, new branch openings and driving further commercial advantage from its distribution centre (“DC”) network. These factors contributed to significant market outperformance in the year.

Local currency revenue in the US plumbing and heating operations rose by 35.1% to $9,651 million (2005: $7,144 million) with trading profit up by 40.4% to $676 million (2005: $481 million). Organic revenue growth was 24.3%. The second half gross margin benefited from further increases in commodity prices, mainly copper towards the latter part of the financial year. Ferguson’s scale and distribution capability allowed it to take advantage of price movements in a rising commodity market to secure additional one-off profits amounting to around $35 million in the second half in addition to the one-off gains of around $8 million in the first half. Taking into account the one-off gains, the trading margin increased from 6.7% to 7.0%. The underlying trading margin was approximately 20 basis points higher, year on year, increasing from 6.5% to 6.7%, despite significant revenue investments.

Volumes through the DC network grew by 34% compared to the prior year and more than 50% of branch sales now go through the network. Further investment was made in the DCs with an additional 700,000 square feet of capacity added through the expansion of four existing facilities. Board approval has recently been given for a new DC in both Florida and northern California, which should be operational within twelve months.

Of the markets in which Ferguson operates, the commercial and industrial sectors continued to improve and although new housing slowed towards the end of the financial year, other housing related activity remained strong, with the positive economic environment benefiting the repairs, maintenance and improvement (“RMI”) sector. RMI is becoming an increasingly important element of overall construction spend in the USA. To address this opportunity, Ferguson opened a further 64 XpressNet branches and 30 new showrooms during the year. More than 60 new specialist branches for heating, ventilation, and air-conditioning (HVAC) or waterworks were also opened and this expansion should lead to additional growth opportunities.

As well as new branch openings, investment in people and IT continued during the period. More than 4,300 people joined the business and the new warehouse management system is being introduced into the large branches. This should lead to enhanced customer service as a result of faster and more accurate product picking and more efficient inventory management.

Ferguson’s total branch numbers increased by 296 during the year to 1,237 locations (2005: 941 branches).

US Building Materials

The strong performance of Stock benefited from improved market focus which was brought about by the recent business restructuring and from acquisitions. Reported figures also benefited from currency translation.

In local currency, Stock’s revenue was up 27.4% to $5,305 million (2005: $4,164 million) with trading profit up by 40.6% from $244 million to $343 million. Organic revenue growth was 4.1%, reflecting some commodity price deflation in lumber and structural panels. These commodity price movements had the effect of decreasing Stock’s local currency revenue by $167 million (4.0%) in the year compared to the prior year with the greater impact being in the second half. Acquisitions contributed $970 million (23.3%) to revenue growth.

Stock’s trading margin increased significantly from 5.9% to 6.5% primarily as a result of a more favourable sales mix arising from increased management focus on value added products and installed services, both of which represent significant growth opportunities.

For the majority of the financial year, new residential housing starts were around record levels at between 1.9 and 2.0 million starts, although there were significant regional variations. The markets in Georgia, Utah, Texas and the Carolinas have been the strongest throughout the year whereas the weakest markets have been in the upper midwest and the north east. As expected, housing starts declined in the final quarter of the year as a result of rising interest rates, increased inventory of unsold houses and a reversal in the trend of house price inflation. Housing starts ended the year at just below 1.8 million per annum, with the previously buoyant markets such as Washington DC, Florida and Las Vegas showing significant fourth quarter year on year declines. Management action has already been taken to reduce headcount and indirect costs and to shift emphasis to the more resilient housing markets and increase penetration of the RMI and industrial and commercial markets. Initiatives are also being taken to expand the product range throughout the branch network, which should help Stock continue to outperform in these softening market conditions.

Value-added sales were up 31%, construction service and installed business sales were up more than 140% and sales to commercial and RMI contractors increased by 47% and 20%, respectively. As well as achieving this through its existing branch network and acquisitions, Stock opened 19 new greenfield branches and these initiatives further complement Stock’s installed service expertise.

Stock’s branch numbers increased by 59 during the year to 314 locations (2005: 255 branches) and it now operates in 33 states.

Wolseley Canada

In Canada, the construction and housing markets remained mostly strong, while the buoyant energy sector in Western Canada helped sales in the industrial and commercial sector.

Local currency revenue increased by 13.0% to C$1,330 million (2005: C$1,177 million). Of this, 10.7% of the revenue growth was organic, ahead of the market generally. Gross margin improved and local currency trading profit rose by 12.4%, resulting in an unchanged trading margin of 6.9%.

Work continued to consolidate back offices, recruit additional people to fill management and trainee positions and to improve logistics. The second of three regional supply centres for larger inventory items was opened in Quebec in October 2005, with the third likely to open near Toronto in Spring 2007. These regional supply centres should lead to lower inventory levels and enable the branch network to be utilised more effectively.

Wolseley Canada’s total branch numbers increased from 238 to 246 locations.

Europe

Construction markets in Europe showed very little growth during the year. Nonetheless, with the exception of the Czech Republic, which had marginally lower revenue, all of the continental European operations increased revenue and most achieved profit improvements. The results benefited from the effect of acquisitions but were adversely impacted by the fall in Brossette’s profits due to its restructuring and lower profitability in Austria.

Reported revenue for this division increased by 11.1% from £4,637 million to £5,150 million, of which 2.8% was from organic growth. Acquisitions accounted for £382 million (8.2%) of revenue growth. Trading profit, after European central costs, increased 2.9% from £307 million to £316 million. European central costs rose by £3 million to £7 million due to the planned expansion of the European infrastructure to drive future growth and profit initiatives.

The overall divisional trading margin, after European central costs, fell from 6.6% to 6.1% of revenue, primarily due to the lower trading margins in Brossette, Austria and the UK and the effect of acquisitions. Margin improvements were achieved in PBM (France), Manzardo (Italy), Cesaro (Czech Republic), Electro Oil (Denmark) and Wasco (Netherlands).

In the year, a further net 375 branches were added to the European network, giving a total of 2,861 locations (2005: 2,486).

UK and Ireland

Wolseley UK’s performance held up well against a UK building materials market which is estimated to be around 4-5% down on the prior period. Whilst the fundamentals of the UK economy remained positive, with relatively low interest rates and low unemployment, RMI spending slowed in the first half of the financial year in response to weaker consumer confidence, but sales trends started to show a gradual improvement in the final quarter. Government spending remained a relative bright spot, although there have been noticeable delays on planned social housing expenditure.

Against this more challenging background, Wolseley UK, which includes Ireland, recorded a 14.4% increase in revenue to £2,690 million (2005: £2,351 million). Organic growth of 2.1% outperformed the market generally, with Bathstore, the retail bathroom offering, and Heatmerchants and Brooks, the Irish businesses, performing particularly well, producing double-digit organic revenue growth.

Wolseley UK’s trading profit increased by 9.9% on the prior year mainly as a result of the acquisitions of William Wilson, Encon, AC Electrical and Brandon Hire, all of which have outperformed expectations at the time of acquisition. Although the gross margin improved, the trading margin fell slightly from 7.8% to 7.5%. This was the result of the ongoing investment in the business to increase the management resource, improve supply chain and logistics and expand the branch opening programme. These investments provide a platform for future growth in both the traditional brand areas as well as those recently entered.

The new national DC in Leamington Spa, which is located alongside Wolseley UK’s new headquarters, commenced deliveries to branches in August 2006. The regional DC, in the north west, is scheduled to open in Autumn 2007. These investments and the current initiatives to centralise control of transport and branch inventory management should enhance customer service, improve efficiency and support continued growth in the business.

During the year, 288 net new locations were added in the UK and Ireland, including 262 branches added as a result of acquisitions, taking the total number of branches for Wolseley UK to 1,858 (2005: 1,570 branches).

France

In France, government tax incentives continue to underpin growth in the new residential market, but RMI, representing approximately two thirds of revenue for both Brossette and PBM, continued to show only marginal improvement against the background of little growth in the overall economy, weak consumer confidence and persistent high levels of unemployment.

Wolseley’s French operations, which since May have been managed through one central team, generated revenue up 4.8% to €2,515 million (2005: €2,399 million), including organic growth of 2.1%. Trading profit for France was down to €132 million (2005: €143 million) with a trading margin of 5.3% (2005: 6.0%) as a result of the lower level of profitability in Brossette.

PBM achieved an increase in revenue of 6.8% in local currency, almost half of which was organic growth. The sales trends in PBM improved in the second half and this upward momentum is expected to continue. Gross margin was down slightly. PBM’s branch numbers increased by 57 during the year to 347 branches including the opening of eight new satellites and twelve hire locations. The underlying trading profit, excluding the previously announced €11.5 million (£8 million) wood import duties rebate, showed an improvement, as did the underlying trading margin.

Local currency revenue in Brossette was 1.8% up on the prior year. Trading profit was significantly lower, before taking account of the previously announced €7.6 million (£5 million) fine from the French Competition Authorities relating to matters which took place more than ten years ago. Brossette’s results reflect the ongoing reorganisation of the district, branch and management structures and the move to centralisation of purchasing and logistics, all of which are designed to enhance customer service and facilitate future expansion. In order to accelerate the changes being made at Brossette a number of management and employee changes were made during the year with associated one-off severance costs of approximately €3.5 million.

PBM is expanding the number of joint sites with Brossette, continuing to cross sell each others’ products in their respective branches and exploiting opportunities to create purchasing synergies and indirect cost savings in co-operation with other Group companies.

Central Europe

The Group’s other Continental European operations enjoyed generally good results despite broadly flat markets. Revenue in Central Europe was up by 14.6% to £735 million (2005: £642 million), reflecting organic growth of 7.4% and the benefit of acquisitions. Trading profit was up 3.9% to £31 million (2005: £30 million).

Tobler, in Switzerland, had another record year with revenue up 17.8% to more than CHF300 million for the first time, including 10.1% organic growth. Despite competitive market conditions exerting some pressure on prices and a change in the business mix to lower margin products, trading margin improved.

In The Netherlands, Wasco continued to make good progress expanding its product range into sanitaryware, developing its offering to the more profitable RMI market and focusing on cost control. It achieved organic revenue growth of 16.1% and trading profit improved by 57.0%. In Luxembourg, CFM’s revenue increased by 3.6% although trading profit was down, reflecting an increasingly competitive market. Centratec, the Belgian business acquired in October 2005, performed in line with expectations and is now working with Wasco and CFM to achieve improvements in sourcing, logistics and inventory management.

ÖAG, in Austria, increased revenue by nearly 2.7% although trading profit fell due to continued competitive pressure on prices as a consequence of difficult housing and RMI markets and business restructuring. In Hungary and the Czech Republic, local market conditions remained difficult but Wolseley Hungary achieved strong organic revenue growth and Cesaro in the Czech Republic improved profits.

In Italy, Manzardo increased revenue by 21.4% compared to the prior year, including 6.7% organic growth in a flat market and the incremental effect of Iser Zauli acquired in January 2005. The branch opening programme of the past few years continued to benefit Manzardo’s revenue growth. Trading profit rose 13% reflecting the costs of branch openings and preparations for the DC opening. Four new branches were opened during the year. Progress on the €20 million new central DC in northern Italy continues and the first branch deliveries are expected to commence before the end of 2006, with other branches being rolled out over the following 12 to 18 months.

Further progress was made during the year to manage the businesses in a more integrated way across Europe. The focus was on sharing best practice in areas such as branch format and product/service offerings, rationalising the product and supplier base, improving the supply chain and sourcing from low cost countries. All of these initiatives are designed to enable the Group to benefit from cross-border synergies and accelerate growth in Europe.

Final Dividend

The Board is recommending a final dividend of 19.55 pence per share (2005: 17.60 pence per share) to be paid on 30 November 2006 to shareholders registered at close of business on 6 October 2006. The total dividend for the year of 29.40 pence per share is an increase of 11.4% on last year’s 26.40 pence. Dividend cover is 3.1 times (2005: 3.1 times). The increase in dividend for the year reflects the Board’s confidence in the future prospects of the Group and its strong financial position. The dividend reinvestment plan will continue to be available to eligible shareholders.

Strategy/Organisation

Charlie Banks retired as Group CEO on 31 July 2006 after five years of successful growth and strategic repositioning of the Group. Over the last few months, before his appointment as Group CEO on 1 August, Chip Hornsby has been visiting the Group’s operations and has carried out a preliminary review of the strategy and future direction of the Group. There will be no major change in strategic direction or in the Group’s existing financial targets, although there will be increased focus on the execution of the business improvement programmes and increasing its market share in the £700 billlion construction materials market. The Group will continue to grow the business both organically and by acquisition and pursue geographic, customer, product and business segment diversity to help underpin the resilience in its performance over economic cycles.

The construction materials markets in Europe and North America are worth around £237 billion and £460 billion respectively. Although Wolseley is one of the market leaders, it has less than 3% of this addressable market and therefore sees a huge opportunity to continue with its aggressive double-digit growth targets, whilst generating superior returns on capital to drive the creation of significant shareholder value.

The Group has created a competitive advantage from its scale, diversity, operational excellence and superior customer service and will continue to invest to build on this competitive advantage. The management team will focus on driving increasing benefits from sourcing, supply chain, the use of technology and business improvement programmes, all of which provide increased net margin potential over the next few years. One of the key competitive advantages is the quality, experience and ambition of its employees and the Group will continue to invest in recruitment, training, development and leadership programmes to sustain this position.

One of Wolseley’s core competencies is the ability to integrate and improve the performance of acquisitions to increase market share and create the platform for future organic growth. The recent appointment of Adrian Barden, formerly Managing Director of Wolseley UK to head up the Group’s acquisitions team and to oversee the integration of DT Group, will provide an even greater focus in the more competitive environment for acquisitions. Other changes in the Group’s senior management to create similar focus on driving competitive advantage and growing market share, organically, will be made in due course.

Placing

Wolseley is today undertaking a placing of approximately 10% of its issued ordinary share capital. The placing will reduce debt which has built up as a result of the £914 million of acquisitions in 2006 and the £1.35 billion acquisition of DT Group, announced on 24 July 2006, which is expected to be completed today. The placing will also restore the Group’s financial flexibility to enable it to continue to pursue its strategy of organic and acquisitive growth.

Financial Review

Net finance costs of £65 million (2005: £37 million) reflect an increase in Group debt as a result of acquisitions and an increase in interest rates, partly offset by strong operating cash flow and €5 million (£3 million) of interest received on the previously announced French wood tax refund. Net interest receivable on construction loans amounted to £12 million (2005: £9 million). Interest cover was 14 times (2005: 23 times). Pro-forma interest cover, following the acquisition of DT Group, is 14 times, after taking into account the expected net proceeds from the placing.

The effective tax rate, being tax payable on profit before tax and amortisation of acquired intangibles, increased marginally from 27.7% to 28.4%.

Before the amortisation of acquired intangibles, earnings per share increased by 19.7% from 82.60 pence to 98.90 pence. Basic earnings per share were up by 11.2% to 90.77 pence (2005: 81.61 pence). The average number of shares in issue during the year was 592 million (2005: 587 million).

Net cash flow from operating activities increased from £765 million to £850 million, despite the increase in working capital required to support higher organic growth in the USA. Free cash flow, after dividends, was £285 million (2005: £321 million).

Capital expenditure increased from £239 million to £346 million reflecting continued investment in the business. During the period the DC and branch network in the USA was expanded, investment continued in DCs in the UK and Italy and further expenditure was incurred on the common IT platform. Capital expenditure is expected to remain at a relatively high level over the next few years with further investments in DC, new branch openings and IT as the Group continues to put in place the infrastructure required to support substantial growth and improved margins.

Investment in acquisitions completed during the year, including any deferred consideration and net debt, amounted to £914 million (2005: £431 million). These 53 acquisitions are expected to add around £1,418 million per annum of incremental revenues in a full year. Six additional acquisitions, for a consideration of £49 million, have been completed since 1 August 2006 and the acquisition of DT Group for approximately £1.35 billion is expected to complete today. Further details regarding acquisitions are included in note 10.

The Group’s branch network has been extended through acquisitions and branch openings by a net of 738 branches, bringing the total to 4,658 at 31 July 2006 (2005: 3,920 branches).

Net borrowings, excluding construction loan borrowings, at 31 July 2006 amounted to £1,950 million compared to £1,171 million at 31 July 2005, giving gearing of 75.2% compared to 50.8% at the previous year end and 68.1% at 31 January 2006. The increase principally relates to acquisitions. Pro-forma gearing, following the acquisition of DT Group and the expected net proceeds from the placing is 79.1%.

In the USA, construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £313 million (2005: £262 million). The increase is due to an expanding loan book and additional business generated from the opening of five new construction lending offices.

Return on gross capital employed (ROGCE) reduced slightly from 19.1% to 18.8% as a result of acquisitions, partly offset by the significant organic growth. The ROGCE remains well above the Group’s weighted average cost of capital, demonstrating significant shareholder value creation.

Provisions in the balance sheet include the estimated liability for asbestos claims on a discounted basis. This liability has been determined by independent professional actuarial advisers. The asbestos related litigation is fully covered by insurance and accordingly an equivalent insurance receivable has been included in debtors. The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future. There were 246 claims outstanding at 31 July 2006 (2005: 235).

Outlook

In the USA, the new residential housing market, which is expected to account for around 30% of Group revenue, is likely to continue to soften with significant regional variations. Against a more uncertain economic background, but with relatively low unemployment and good levels of business investment, the RMI and industrial and commercial markets should continue to grow and more than outweigh the slowing new residential market. The diversity of the Group’s US operations should enable them to outperform the market and make good progress overall. However, for Stock, the outlook is more challenging due to the slowing housing market and lumber prices which are likely to remain lower than the equivalent period in the prior year.

In Canada, the overall environment is expected to remain positive and although the new residential housing market is slowing from recent high levels, the industrial and commercial markets are expected to remain strong, driven by a buoyant energy sector.

The UK market is expected to continue to show a gradual improvement into calendar 2007, with Wolseley operations in the UK and Ireland also benefiting from the recent acceleration of acquisition activity, product expansion and improved supply chain efficiency.

In France, growth in the RMI market is likely to remain modest. PBM is expected to continue to show good momentum, benefiting from acquisitions, new branch openings and other business improvement initiatives. The reorganisation of Brossette will continue and further investments in the business will be made to create a platform for future growth. Brossette is expected to make progress in the coming year.

The integration of the DT Group into Wolseley will provide additional growth and opportunities for synergies against the background of a positive economic outlook in the Nordic region.

Whilst the majority of markets in the rest of continental Europe are likely to remain broadly flat, Wolseley’s operations are expected to show solid progress.

There are a number of business improvement initiatives in place relating to supply chain, sourcing and procurement that should deliver enhanced performance. The Group will continue to pursue its objective of achieving, on average, double-digit sales and profit improvements through a combination of organic growth and acquisitions.

The 10% placing of new ordinary shares, announced today, will enable the Group to continue to pursue its growth strategy and its programme of bolt-on acquisitions.

The Board expects another year of good progress, benefiting from the diversity of the Group in terms of geography, customer and product.

Notes to Editors

Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2006 were approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has more than 71,000 employees operating in 19 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, San Marino, Puerto Rico, Panama, Trinidad & Tobago and Mexico. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for securities in the United States, Canada, Australia or Japan or any jurisdiction in which such offer or solicitation is unlawful. The new ordinary shares referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration nor an applicable exemption from the registration requirements.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation, the Company’s Report on Form 20-F for the year ended 31 July 2005.

FINANCIAL CALENDAR FOR 2006/2007
2006

4 October	—	Shares quoted ex-dividend
6 October	—	Record date for final dividend
9 November	—	Final date for DRIP elections
29 November	—	Annual General Meeting
30 November	—	Final dividend payment date

2007

22 January	—	Trading update for five months to 31 December 2006
19 March(*)	—	Interim Results for six months to 31 January 2007
28 March(*)	—	Shares quoted ex-dividend
30 March(*)	—	Record date for final dividend
31 May(*)	—	Interim dividend payment date
16 July(*)	—	Trading update for 11 months to 30 June 2007
31 July	—	Financial year end
24 September(*)	—	Announcement of Preliminary results for year to 31 July 2007

(*) expected

A copy of this release, together with all other recent public announcements can be found on Wolseley’s web site at www.wolseley.com. Copies of the presentation given to institutional investors and analysts are also available on this site.

GROUP INCOME STATEMENT

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m

Revenue	14,158	11,256

Operating costs: amortisation of acquired intangibles	(48)	(6)
Operating costs: other	(13,276)	(10,548)
Operating costs: total	(13,324)	(10,554)

Operating profit	834	702

Finance revenue (note 3)	49	27
Finance costs (note 3)	(114)	(64)

Profit before tax	769	665

Tax expense (note 4)	(232)	(186)

Profit for the period attributable to equity shareholders	537	479

Earnings per share (note 6)
Basic earnings per share	90.77p	81.61p

Diluted earnings per share	90.02p	80.75p

Dividends per share	29.40p	26.40p

Non-GAAP measures of performance (notes 6 and 11)
Trading profit	882	708
Profit before tax and the amortisation of acquired intangibles	817	671
Basic earnings per share before the amortisation of acquired intangibles	98.90p	82.60p

Translation rates
US dollars	1.7885	1.8514
Euro	1.4577	1.4587

Group Statement of Recognised Income and Expense

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m

Profit for the financial year	537	479
Currency translation differences	(124)	57
Actuarial gains/(losses)	7	(4)
Cash flow hedges	13	(11)
Available for sale investments	(7)	—
Tax (charge)/credit recognised directly in equity	(13)	34

Net (losses)/gains not recognised in the income statement	(124)	76

Total recognised income and expense	413	555

GROUP BALANCE SHEET

	As at 31 July 2006	As at 31 July 2005

	£m	£m
ASSETS
Non-current assets
Intangible fixed assets – goodwill	1,173	815
Intangible fixed assets – other	333	133
Property, plant and equipment (“PPE”)	1,144	883
Deferred tax assets	16	55
Trade and other receivables	36	37
Available for sale investments	21	6

	2,723	1,929

Current assets
Inventories	1,954	1,706
Trade and other receivables	2,650	2,198
Current tax receivable	1	7
Trading investments	4	5
Derivative financial instruments	10	3
Financial receivables - construction loans (secured)	313	262
Cash and cash equivalents	416	381

	5,348	4,562

Assets held for resale	7	8

Total assets	8,078	6,499

LIABILITIES
Current liabilities
Trade and other payables	2,294	1,943
Corporation tax payable	91	70
Borrowings – construction loans (unsecured)	313	262
Bank loans and overdrafts	192	439
Obligations under finance leases	18	4
Derivative financial instruments	29	14
Provisions (note 7)	29	22
Retirement benefit obligations	29	17

	2,995	2,771

Non-current liabilities
Trade and other payables	25	18
Bank loans	2,084	1,045
Obligations under finance leases	57	58
Deferred tax liabilities	88	62
Provisions (note 7)	77	63
Retirement benefit obligations	160	181

	2,491	1,427

Total liabilities	5,486	4,198

Net assets	2,592	2,301

EQUITY
Share capital and share premium	437	389
Foreign currency translation reserve	(49)	82
Retained earnings	2,204	1,830

Equity shareholders’ funds	2,592	2,301

Translation rates
US dollars	1.8673	1.7564
Euro	1.4628	1.4479

GROUP CASH FLOW STATEMENT

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m
Cash flows from operating activities
Cash generated from operations	850	765
Interest received	45	26
Interest paid	(102)	(57)
Tax paid	(206)	(151)

Net cash generated from operating activities	587	583

Cash flows from investing activities
Acquisitions of businesses, net of cash acquired	(822)	(406)
Disposals of businesses, net of cash disposed of	2	5
Purchases of property, plant and equipment	(326)	(218)
Proceeds from sale of property, plant and equipment	52	74
Purchases of intangible assets	(20)	(21)
Purchases of investments	(23)	—
Proceeds from disposal of investments	—	1

Net cash used in investing activities	(1,137)	(565)

Cash flows from financing activities
Proceeds from the issue of shares to shareholders	31	33
Purchases of shares by Employee Benefit Trusts	(27)	(19)
New borrowings	2,486	410
Repayments of borrowings and derivatives	(1,405)	(234)
Finance lease capital payments	(17)	(5)
Dividends paid to shareholders	(162)	(145)

Net cash generated from financing activities	906	40

Exchange losses on cash and bank overdrafts	(8)	(26)

Net increase in cash and bank overdrafts	348	32
Cash and bank overdrafts at the beginning of the period	(56)	(88)

Cash and bank overdrafts at the end of the period (note 9)	292	(56)

Reconciliation of Profit to Net Cash Flow from Operating Activities

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m
Profit for the financial year	537	479
Finance costs – net	65	37
Tax expense	232	186
Depreciation of PPE and amortisation of non-acquired intangibles	140	117
Amortisation of acquired intangibles	48	6
Profit on disposal of PPE	(16)	(11)
Increase in inventories	(171)	(56)
Increase in trade and other receivables	(243)	(180)
Increase in trade and other payables	217	168
Increase in provisions and other liabilities	19	—
Share based payments and other non cash items	22	19

Net cash generated from operations	850	765

NOTES TO THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 JULY 2006

1	Basis of preparation

The preliminary results for the year ended 31 July 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The Group is complying with IFRS for the first time for the year ended 31 July 2006 and the accounting policies applicable to the Group from 1 August 2004 are those that were contained in the Group’s interim report for the half year ended 31 January 2006 published on 21 March 2006. This statement can be found on www.wolseley.com. Details of the impact of the transition to IFRS are presented in note 13.

The preliminary results do not constitute the statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 July 2005, which were prepared under UK GAAP, have been filed with the Registrar of Companies. The auditors have reported on those accounts and on the statutory accounts for the year ended 31 July 2006, which will be filed with the Registrar of Companies following the Annual General Meeting. Both the audit reports were unqualified and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.

2	Segmental analysis of results

The Group has a single business segment, the distribution and supply of construction materials and services.

The Group’s geographical segments are Europe, consisting of UK and Ireland, France and Central Europe, and North America. The Group has determined that its geographical segments are its primary segments for IFRS reporting purposes. The revenue, operating profit and trading profit of the Group’s geographical segments are detailed in the following three tables:

Revenue by geographical segment

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m

UK and Ireland	2,690	2,351
France	1,725	1,644
Central Europe	735	642

Europe	5,150	4,637

North America	9,008	6,619

Total	14,158	11,256

Trading profit by geographical segment (before the amortisation of acquired intangibles)

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m

UK and Ireland	201	183
France	91	98
Central Europe	31	30
European central costs	(7)	(4)

Europe	316	307

North America	603	426

Group central costs	(37)	(25)

Total trading profit (note 11)	882	708

The amortisation of acquired intangibles for the year ended 31 July 2006 attributable to the above segments is: UK and Ireland £13 million (31 July 2005: £2 million); France £1 million (31 July 2005: £1 million); Central Europe £1 million (31 July 2005: £nil); North America £33 million (31 July 2005: £3 million).

NOTES TO THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 JULY 2006

2	Segmental analysis of results (continued)

Operating profit by geographical segment (after the amortisation of acquired intangibles)

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m

UK and Ireland	188	181
France	90	97
Central Europe	30	30
European central costs	(7)	(4)

Europe	301	304

North America	570	423

Group central costs	(37)	(25)

Total	834	702

The Group will prepare segmental disclosures in accordance with US GAAP and include them in its Form 20-F for the full year ending 31 July 2006. The disclosure requirements under US GAAP differ from those under IFRS, such that revenue and operating profit for North America will be further analysed by operating segment in the Form 20-F. In order to ensure consistency of information disclosed to all investors, the following table is included in these preliminary results:

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m

Revenue
US Plumbing and Heating	5,396	3,858
US Building Materials	2,966	2,249
Canada	646	512

North America	9,008	6,619

Trading profit
US Plumbing and Heating	378	260
US Building Materials	192	131
Canada	44	36
North American central costs	(11)	(1)

North America	603	426

The amortisation of acquired intangibles for the year ended 31 July 2006 attributable to the above segments is: US Plumbing and Heating £9 million (31 July 2005: £2 million); US Building Materials £24 million (31 July 2005: £1 million); Canada £nil (31 July 2005: £nil).

NOTES TO THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 JULY 2006

2	Segmental analysis of results (continued)

Analysis of movement in revenue

	2005	Exchange	New Acquisitions 2006	Acquisitions Increment 2005			2006
					Organic	Change

	£m	£m	£m	£m	£m	%	£m
UK and Ireland	2,351	—	277	14	48	2.1	2,690
France	1,644	1	27	17	36	2.1	1,725
Central Europe	642	(1)	28	19	47	7.4	735

Europe	4,637	—	332	50	131	2.8	5,150

US Plumbing and Heating	3,858	135	264	168	971	24.3	5,396
US Building Materials	2,249	79	262	280	96	4.1	2,966
Canada	512	60	4	9	61	10.7	646

North America	6,619	274	530	457	1,128	16.4	9,008

Total revenue	11,256	274	862	507	1,259	10.9	14,158

Organic change is the total increase or decrease in the year adjusted for the impact of exchange, new acquisitions in 2006 and the incremental impact of acquisitions in 2005.

Analysis of movement in trading profit

	2005	Exchange	New Acquisitions 2006	Acquisitions Increment 2005	Organic	Change	2006

	£m	£m	£m	£m	£m	%	£m
UK and Ireland	183	—	19	1	(2)	(1.1)	201
France	98	—	2	—	(9)	(9.2)	91
Central Europe	30	—	1	1	(1)	(2.1)	31
European central costs	(4)	—	—	—	(3)		(7)

Europe	307	—	22	2	(15)	(4.9)	316

US Plumbing and Heating	260	9	18	10	81	30.0	378
US Building Materials	131	5	20	27	9	6.0	192
Canada	36	4	—	1	3	10.0	44
North American central costs	(1)	—	—	—	(10)		(11)

North America	426	18	38	38	83	18.6	603

Group central costs	(25)	—	—	—	(12)		(37)

Total trading profit	708	18	60	40	56	7.8	882

NOTES TO THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 JANUARY 2006

3	Net finance costs

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m
Interest receivable	49	27

Finance revenue	49	27

Interest payable on loans and overdrafts	(110)	(55)
Interest payable on finance leases	(3)	(3)
Fair value (losses)/gains on derivatives	—	1
Net pension finance cost	(1)	(7)

Finance costs	(114)	(64)

Net finance costs	(65)	(37)

Net interest receivable on construction loans included in finance revenue and finance costs amounted to £12 million (2005: £9 million).

4	Taxation

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m
Tax on profit for the period
- UK	18	38
- Overseas	205	104

	223	142
Deferred tax	9	44

	232	186

5	Dividends

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m
Final paid for the year ended 31 July 2005: 17.6 pence per share (2004: 16.00 pence per share)	104	94
Interim paid for the six months ended 31 January 2006: 9.85 pence per share (2005: 8.80 pence per share)	58	51

Dividends charge for the period	162	145

A final dividend of 19.55 pence per share for the year ended 31 July 2006 (2005: 17.60 pence per share) has been recommended by the Board. This dividend, which will result in a cash outflow of £128 million, is recommended for approval by shareholders at the Annual General Meeting to be held on 29 November 2006 and as the approval will be after the balance sheet date it has not been included as a liability.

NOTES TO THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 JULY 2006

6	Earnings per share

Earnings per share, calculated on an average of 592 million (2005: 587 million) ordinary shares in issue, are as follows:

	Year ended 31 July 2006		Year ended 31 July 2005
	Pence per share		Pence per share

Before amortisation of acquired intangibles	98.90	p	82.60	p
Amortisation of acquired intangibles	(8.13	)p	(0.99	)p

Basic earnings per share	90.77	p	81.61	p

The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 597 million (2005: 593 million) and to reduce basic earnings per share to 90.02p (2005: 80.75p). Diluted earnings per share before amortisation of acquired intangibles is 98.08p (2005: 81.74p)

7	Provisions

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m
Environmental and Legal	39	33
Wolseley Insurance	47	35
Other	20	17

	106	85

Environmental and legal liabilities include known and potential legal claims and environmental liabilities arising from past events where it is probable that a payment will be made and the amount of such payment can be reasonably estimated. Included in this provision is an amount of £31 million (2005: £32 million) related to asbestos litigation involving certain group companies. This liability is fully covered by insurance and accordingly an equivalent insurance receivable has been recorded in debtors in line with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’. The liability has been determined as at 31 July 2006 by independent professional actuarial advisors. The provision and the related receivable have been stated on a discounted basis using a long term discount rate of 5.2% (2005: 4.5%). The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future.

8	Reconciliation of movements in shareholders’ funds

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m
Profit for the period	537	479
Other recognised income and expense	(124)	76
Dividends paid	(162)	(145)
Credit to equity for share based payments	36	23
New share capital subscribed	31	33
Purchase of own shares	(27)	(19)

Net addition to shareholders’ funds	291	447
Opening shareholders’ funds	2,301	1,854

Closing shareholders’ funds	2,592	2,301

NOTES TO THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 JULY 2006
9	Analysis of change in net debt

	At 31 July 2005	Cashflow	Acquisitions and new finance leases	Fair value adjustments	Exchange movement	At 31 July 2006

	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	381	52	—	—	(17)	416
Bank overdrafts	(437)	304	—	—	9	(124)

	(56)	356	—	—	(8)	292
Trading investments	5	—	—	—	(1)	4
Derivative financial instruments	(11)	4	—	(13)	1	(19)
Bank loans	(1,047)	(1,085)	(74)	26	28	(2,152)
Obligations under finance leases	(62)	17	(32)	—	2	(75)

Total net debt	(1,171)	(708)	(106)	13	22	(1,950)

10	Acquisitions

The following table summarises the investment in acquisitions made during the year. In certain cases the consideration is deferred or subject to adjustment and includes net borrowings acquired.

Acquisitions	Consideration including debt	Expected contribution to group revenue in a full year

	£m	£m
UK and Ireland	356	398
France	33	67
Central Europe	28	49

Europe	417	514

US Plumbing and Heating	174	355
US Building Materials	314	544
Canada	9	5

North America	497	904

Total Group	914	1,418

Six additional acquisitions, for a combined consideration of £49 million, have been completed since 31 July 2006 with three in US Plumbing and Heating, two in the UK and Ireland and one in France. They are expected to contribute £91 million to Group turnover in a full year.

Acquisition cash expenditure during the year, including any deferred consideration in respect of prior year acquisitions and net cash balances acquired, amounted to £822 million (2005: £406 million).

NOTES TO THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 JULY 2006

11	Non-GAAP measures of performance

Trading profit is defined as operating profit before the amortisation of acquired intangibles and is a non-GAAP measure. The current businesses within the Group have arisen through internal organic growth and through acquisition. Operating profit includes the amortisation of acquired intangibles arising on those businesses that have been acquired subsequent to 31 July 2004 and as such does not reflect equally the performance of businesses acquired prior to 31 July 2004 (where no amortisation of acquired intangibles was recognised), businesses that have developed organically (where no intangibles are attributed) and those businesses more recently acquired (where amortisation of acquired intangibles is charged). The Group believes that trading profit provides valuable additional information for users of the preliminary results in assessing the Group’s performance since it provides information on the performance of the business that local managers are more directly able to influence and on a basis consistent across the Group.

	Year ended 31 July 2006	Year ended 31 July 2005

	£m	£m
Operating profit	834	702
Add back: amortisation of acquired intangibles	48	6

Trading profit	882	708

Profit before tax	769	665
Add back: amortisation of acquired intangibles	48	6

Profit before tax and the amortisation of acquired intangibles	817	671

12	Exchange rates

The results of overseas subsidiaries have been translated into sterling using average rates of exchange. The period end rates of exchange have been used to convert balance sheet amounts.

The average profit and loss account translation rate for the year was $1.7885 to the £1 compared to $1.8514 for the comparable period last year, an increase of 3.5%, and €1.4577 to the £1 compared to €1.4587, an increase of 0.1%.

NOTES TO THE PRELIMINARY RESULTS FOR THE YEAR ENDED 31 JULY 2006

13	Adoption of International Reporting Financial Standards

			As at 31 July 2005	As at 1 August 2004

			£m	£m
Net assets under UK GAAP			2,307	1,902
Adjustments (before taxation)
Intangible assets	(i	)	51	1
Post employment benefits	(ii	)	(152)	(148)
Share based payments	(iii	)	(12)	(14)
Leases	(iv	)	(8)	(6)
Derivatives	(v	)	(11)	(1)
Post balance sheet events	(vi	)	104	94
Other			(16)	(14)

			(44)	(88)
Taxation	(vii	)	38	40

Net assets under IFRS			2,301	1,854

			Year ended 31 July 2005

			£m
Net income under UK GAAP			461
Adjustments (before taxation)
Intangible assets	(i	)	37
Post employment benefits	(ii	)	1
Share based payments	(iii	)	(21)
Leases	(iv	)	(1)
Foreign exchange gains and losses	(viii	)	3
Other			(2)

			17
Taxation	(vii	)	1

Net income under IFRS			479

The adjustments made in converting UK GAAP financial information into IFRS financial information are summarised below. A more comprehensive review of the adjustments made in respect of the year ended 31 July 2005 can be found in the Group’s IFRS Statement dated 22 November 2005 on its website www.wolseley.com in the “Investor Centre” section. The net assets of the Group under IFRS as at 31 July 2005, shown above, have been reduced by £13 million from that shown in the statement of 22 November 2005 in order to reflect the Group’s most recent interpretation of its IFRS deferred tax position.

(i)	Intangible assets

Under UK GAAP, goodwill was amortised over its useful economic life, tested for impairment and provided against as necessary. Under IFRS, goodwill is no longer amortised but must be tested for impairment as at 1 August 2004 (the transition date) and at least annually thereafter. Goodwill amortisation charged under UK GAAP during the year ended 31 July 2005 has been credited back to the income statement under IFRS.

In addition IFRS requires identifiable intangible assets to be recognised separately on the balance sheet and consequently certain intangible assets, such as contractual customer relationships and trade names, which were previously recorded as part of goodwill under UK GAAP, have been separately recognised as intangible assets under IFRS and amortised over their expected useful lives.

13	Adoption of International Financial Reporting Standards (continued)
(ii)	Post-employment benefits

Under UK GAAP, the Group accounted for post-employment benefits under SSAP 24, “Accounting for pension costs”, whereby the cost of providing defined benefit pensions and post-retirement healthcare benefits was charged against operating profit on a systematic basis with surpluses and deficits arising recognised over the expected average remaining service lives of participating employees. Actuarial gains and losses are charged to equity and the net deficit on the Group’s defined benefit pension schemes is carried in full in the Group’s IFRS balance sheet.

(iii)	Share-based payments

Under UK GAAP, the cost of awards made under the Group’s employee share schemes was based on the intrinsic value of the awards, with the exception of SAYE schemes for which no cost was recognised. Under IFRS 2, “Share-based Payment”, the cost of employee share schemes, including SAYE schemes, is based on the fair value of the awards that must be assessed using an option-pricing model. The Group has principally used a binomial model for this purpose.

Generally, for an equity-settled award, the fair value of the award at the grant date is expensed on a straight-line basis over the vesting period, with adjustments being made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or achieve non-market performance conditions, such as EPS growth targets. For a cash-settled award, the fair value of the award at each balance sheet date is used to calculate the probable liability of the Group; changes in this liability from the opening to closing balance sheet are charged or credited to the income statement.

(iv)	Leases

IAS 17, “Leases” requires that the land and buildings elements of property leases are considered separately for the purposes of determining whether the lease is a finance or operating lease. The majority of the Group’s leased buildings are on short-term leases and, consistent with UK GAAP, are classified as operating leases under IFRS. There are, however, a small number of leases where the building element of the lease has been reclassified as a finance lease based on the criteria set out in IAS 17.

Under UK GAAP, committed rental increases, which could be considered in the same way as inflationary increases and increases due to market comparables, were generally recognised as they arose and property lease incentives were generally recognised over the period to the first market rent review. Under IFRS, committed rental increases and lease incentives are required to be spread over the entire lease term.

(v)	Derivatives and hedge accounting

The Group uses derivative contracts to manage economic exposure to movements in interest rates and currency exchange rates. Under UK GAAP, such derivative contracts were not recognised as assets and liabilities on the balance sheet and gains or losses arising on them were not recognised until the hedged item had itself been recognised in the financial statements.

Under IFRS all derivative financial instruments are accounted for at fair market value whilst other financial instruments are accounted for either at amortised cost or at fair value depending on their classification. Subject to stringent criteria, derivative financial instruments, financial assets and financial liabilities may be designated as forming hedge relationships as a result of which fair value changes are offset in the income statement or charged/credited to equity depending on the nature of the hedge relationship. Hedge accounting has been applied to the Group’s interest rate swaps (which are hedging floating rate debt) and foreign currency financial instruments (which are hedging the net assets of the Group’s foreign operations).

(vi)	Post balance sheet events

Under UK GAAP dividends were recognised in the period to which they related. IAS 10, “Events after the Balance Sheet Date” requires that dividends declared or approved after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”.

13	Adoption of International Financial Reporting Standards (continued)

(vii)	Taxation

Under UK GAAP, deferred tax was provided on timing differences between the accounting and taxable profit (an income statement approach). Under IFRS, deferred tax is provided on temporary differences between the book carrying value and tax base of assets and liabilities (a balance sheet approach). As a result, the Group's IFRS balance sheet includes an additional deferred tax liability in respect of fair value property revaluations on acquisitions and property roll-over gains.

In addition, deferred tax has been recognised on the adjustments between UK GAAP and IFRS with the majority of the net deferred tax asset relating to the adjustments for share options and post-employment benefits (reflecting the substantially increased defined benefit liability under IFRS).

(viii)	Foreign exchange gains and losses

A small number of the Group’s subsidiary companies have changed their functional currency in order to comply with the more stringent functional currency requirements of IAS 21, “The Effects of Changes in Foreign Exchange Rates” which requires companies that are acting on behalf of the parent company to have the same functional currency as the parent company. As a result, some foreign exchange differences arising in these companies have been recorded in the Group’s income statement under IFRS rather than in equity, under UK GAAP.

- Ends -